FOR IMMEDIATE RELEASE

May 18, 2005

MARKETING INVESTMENTS IN FRANCE, TURKEY AND CROATIA

Stockholm – Tele2 AB, (“Tele2”), (Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today provided further detail on the company’s guidance in the Q1 2005 report, regarding the marketing investments related to Tele2’s ADSL operations in France and the launch of mobile services there, as well as on the launches in Croatia and Turkey. The investments related to these areas will, in total, amount to approximately MEUR 100 for the current year.

Tele2 sees a great opportunity for its ADSL operations in France following the agreement with Neuf Telecom, as described in the Q1 2005 report, and consequently it is the company’s intention to step up its marketing efforts in this area. This, in combination with the upcoming launch of mobile services in France, which will further enhance cross selling potential, means that France will account for the larger part of this marketing investment.

Lars-Johan Jarnheimer, CEO of Tele2 said; “These investments, in new markets and in products which improve cross selling, demonstrate our commitment to secure the company’s long term profitable growth. The underlying profitability of Tele2 is stable and churn reduction continues to be a priority across the business. With expanded ADSL activities, in combination with the launch of mobile services to our large customer base in France, we will increase cross selling which reduces churn.”

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have 28.7 million customers in 25 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00

President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00

CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 562 000 45

Investor enquiries

Visit us at our homepage: http://www.Tele2.com